SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2017	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 23, 2017	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2017

The unaudited financial data of the Group for the first three quarters of 2017:

•	Operating revenue was RMB569.5 billion, up by 4.9% over the same period last year; of which, revenue from telecommunications services was RMB515.3 billion, up by 7.1% over the same period last year

•	EBITDA was RMB211.3 billion, up by 5.5% over the same period last year

•	Profit attributable to equity shareholders was RMB92.1 billion, up by 4.6% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2017.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2017 to 30 September 2017	For the period from 1 January 2016 to 30 September 2016	Change
Operating Revenue (RMB)	569.5 billion	542.7 billion	4.9%
Of which, Revenue from
Telecommunications Services (RMB)	515.3 billion	481.2 billion	7.1%
Sales of Products and Others (RMB)	54.2 billion	61.5 billion	–11.8%
EBITDA (RMB)	211.3 billion	200.4 billion	5.5%
EBITDA Margin	37.1%	36.9%
Profit before Taxation (RMB)	119.7 billion	114.4 billion	4.7%
Profit Attributable to Equity Shareholders (RMB)	92.1 billion	88.1 billion	4.6%
Margin of Profit Attributable to Equity Shareholders	16.2%	16.2%

Operating Data

	As at 30 September 2017/ For the period from 1 January 2017 to 30 September 2017	As at 30 June 2017/ For the period from 1 January 2017 to 30 June 2017
Mobile Business
Total Customers	878 million	867 million
Net Additional Customers *	28.81 million	17.61 million
4G Customers	622 million	594 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	60.5	62.2
Total Voice Usage (minutes) *	2,875.9 billion	1,921.9 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	372	377
Handset Data Traffic (MB) *	8,151.3 billion	4,830.9 billion
Average Handset Data Traffic per User per Month (DOU) (MB/user/month) *	1,226	1,108
SMS Usage (messages) *	400.0 billion	264.2 billion

Wireline Broadband Business
Total Customers	103.42 million	93.04 million
Net Additional Customers *	25.80 million	15.42 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	35.1	34.9

*	for the relevant reporting period

The Group continued to deliver favourable growth in overall performance in the first three quarters of 2017, following its persistent efforts to drive ahead with the integrated development of the “four growth engines” and proactively develop the personal, household, corporate and emerging business markets. As at 30 September 2017, the total number of mobile customers was around 878 million, ARPU of these customers increased by 0.8% year-on-year to RMB60.5. The number of 4G customers was 622 million, representing a net increase of 86.72 million for the first three quarters. Data traffic business maintained rapid growth with handset data traffic recording a 113% increase year-on-year. Handset customer DOU reached 1.2GB and 4G customer DOU exceeded 1.5GB. Meanwhile, due to the substitution impact of over-the-top (OTT) business, voice services continued to decline with total voice usage decreasing by 7.1% compared to the same period last year.

For the wireline broadband business, the Group continued to make every effort to upgrade network speed and quality with a special focus on customer identification and targeting. Effectively promoting the concurrent development of broadband and 4G, the Group has experienced buoyant growth in this business line with ongoing enhancements to product quality and market competitiveness. As a result, the wireline broadband business has become a key contributor to the Group’s overall growth in the first three quarters of 2017. As at 30 September 2017, the total number of wireline broadband customers has exceeded 100 million, representing a net increase of 25.8 million for the first three quarters. ARPU of wireline broadband customers posted a steady rise from the first half of the year, reaching RMB35.1.

In the first three quarters of 2017, the Group’s telecommunications services demonstrated favourable growth momentum with revenue growing by 7.1% year-on-year to RMB515.3 billion. The Group’s sales of terminals continued to fall with revenue from the sales of products going down by 11.8% year-on-year to RMB54.2 billion. Operating revenue amounted to RMB569.5 billion, representing an increase of 4.9% over the same period last year.

The Group is at a critical stage of business transformation and full-fledged implementation of the “Big Connectivity” strategy, with a relatively high demand for resources from various fronts including the growth of 4G business, the development of wireline broadband, the expansion of the corporate customer market as well as the deployment of emerging business. The Group will spare no effort in enhancing cost efficiency across its operations and optimizing the use of resources. EBITDA for the first three quarters of 2017 stood at RMB211.3 billion, up by 5.5% compared to the same period last year. Profit attributable to equity shareholders was RMB92.1 billion, up by 4.6% compared to the same period last year. Margin of profit attributable to equity shareholders was 16.2%, maintaining favourable profitability.

The Group will continue to adhere to the principles of forward-looking planning, effective resources allocation, rational investment and refined management in cost allocation, endeavour to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favourable profitability, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Shang Bing
Chairman

Hong Kong, 20 October 2017

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

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